Exhibit 99.1

CHC Helicopter Corporation

Annual Meeting of Shareholders
Of CHC Helicopter Corporation

September 22, 2005

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)

Business	Voting Results

The following matters were voted on by show of hands at the Annual Meeting:

1.	Election of nominee directors as listed:	CARRIED

Craig L. Dobbin, O.C.

Craig C. Dobbin

William W. Stinson

Sir Bob Reid

Dr. Jack Mintz

Prof. John J. Kelly

Donald Carty, O.C.

George N. Gillett, Jr.

Guylaine Saucier, C.M.

Sylvain Allard

2.	Appointment of Ernst & Young, LLP as auditors of the Corporation at a remuneration to be fixed by the Board.	CARRIED